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                                    Exhibit 99.1

             Second Amendment to 1994 Stock Option/Stock Issuance Plan

                              SECOND AMENDMENT TO THE
                            APPLIED DIGITAL ACCESS, INC.
                       1994 STOCK OPTION/STOCK ISSUANCE PLAN




     The Board of Directors of Applied Digital Access, Inc. ("Corporation") make this Second Amendment to the Corporation's 1994 Stock Option/Stock Issuance Plan (the "Plan") pursuant to Article Five, Section V of the Plan, which Amendment has been approved by the stockholders of the Corporation as of May 21, 1998.

     1. Article One, Section VI.A of the Plan is amended and restated in its entirety to read as follows:

     A. Shares of the Corporation's Common Stock shall be available for issuance under the Plan and shall be drawn from either the Corporation's authorized but unissued shares of Common Stock or from reacquired shares of Common Stock, including shares repurchased by the Corporation on the open market. The maximum number of shares of Common Stock which may be issued over the term of the Plan shall not exceed 4,100,000 shares, subject to adjustment
from time to time in accordance with the provisions of this Section VI.   Such
authorized number of shares is comprised of (i) 327,153 shares issued under the Predecessor Plans, (ii) 1,734,290 shares reserved for issuance under the option granted under the Predecessor Plans, (iii) 213,424 shares which would have been available for future option grant or share issuance under the Predecessor Plans as last approved by the shareholders, plus (iv) an additional increase of
1,825,025.   The number of shares of Common Stock available for issuance under the Plan as of March 20, 1998 (before any adjustments required under Paragraphs B or C of this Section VI and exclusive of shares reserved for issuance under options outstanding as of such date) is 139,225 shares of Common Stock.


     2. Article Three, Section 1.A of the Plan is amended and restated in its entirety to read as follows:

     A. Grant of Options. Option grants will be made automatically to each non-employee Board member who has not otherwise been in the prior employ of the Corporation during the preceding two years, on the Effective Date and each time such person is elected, re-elected, appointed or reappointed to the Board after the Effective Date. Each such person shall automatically be granted a nonstatutory option to purchase (i) 7,500 shares on the Effective Date if such person is a non-employee Board member on such Date ("Effective Date Grants");
(ii) 15,000 shares if such person is first elected or appointed as a non-employee Board member after the Effective Date on the date of such first election or appointment ("First Election Grants"); and (iii) 10,000 shares to each such person each time he or she is reelected to the Board after the Effective Date on the date of such reelection ("Reelection Grants"). The number of shares granted pursuant to this Automatic Grant Program shall be subject to periodic adjustment pursuant to the applicable provisions of Section VI.C of Article One.

     3. Except as specifically modified herein, the Plan as previously adopted remains in full force and effect.